SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Capital Agency Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02503X 10 5

(CUSIP Number)

Samuel A. Flax

Executive Vice President, General Counsel,

Chief Compliance Officer and Secretary

American Capital, Ltd.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

(301) 951-6122

(Name, address and telephone number of person authorized to receive notices and communications)

November 11, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(CONTINUED ON FOLLOWING PAGES)

CUSIP No. 02503X 10 5	(PAGE 2 OF 6)

1	NAME OF REPORTING PERSON American Capital, Ltd. (f/k/a American Capital Strategies, Ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 02503X 10 5	(PAGE 3 OF 6)

Explanatory Note

This Final Amendment to Schedule 13D amends and supplements the statement on Schedule 13D filed on May 29, 2008, by American Capital, Ltd. (f/k/a American Capital Strategies, Ltd.) (the “Reporting Person” or “ACAS”) and reflects the previous sale of 2,500,000 shares of the Issuer’s Common Stock held by ACAS in a registered public offering on July 17, 2009 and the sale of the remaining 2,500,100 shares of the Issuer’s Common Stock held by ACAS in a private placement under Rule 144 of the Securities Act of 1933, as amended (“Rule 144”) on November 11, 2010. This Final Amendment to Schedule 13D is being filed to report that as of November 11, 2010, ACAS is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

ITEM 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 30, 2008, American Capital Strategies, Ltd. changed its name to American Capital, Ltd.

CUSIP No. 02503X 10 5	(PAGE 4 OF 6)

ITEM 3.	Source and Amount of Funds or Other Consideration

As of the date of this Final Amendment to Schedule 13D, the Reporting Person is no longer a beneficial owner of any shares of the Issuer’s Common Stock.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 17, 2009, ACAS sold 2,500,000 shares of the Issuer’s Common Stock in a registered public offering. On November 11, 2010, ACAS sold its remaining 2,500,100 shares of the Issuer’s Common Stock in a private placement under Rule 144.

CUSIP No. 02503X 10 5	(PAGE 5 OF 6)

ITEM 5.	Interest in Securities of the Issuer

(a)-(b) As of the date of this Final Amendment to Schedule 13D, the Reporting Person is no longer a beneficial owner of any shares of the Issuer’s Common Stock.

(c) Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock by the Reporting Person since its most recent filing of Schedule 13D.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issurer’s Common Stock on July 17, 2009.

CUSIP No. 02503X 10 5	(PAGE 6 OF 6)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 16, 2010

AMERICAN CAPITAL, LTD.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Schedule A

Transactions in the Issuer’s Common Stock since the original Schedule 13D filing:

Date of Transaction	Quantity Purchased (Sold)	Net Proceeds
11/11/2010	(2,500,100)	$70,901,638
7/17/2009	(2,500,000)	$50,475,000

Note: The 7/17/2009 transaction in the Issuer’s Common Stock was effected by ACAS in a registered public offering. The 11/11/2010 transaction in the Issuer’s Common Stock was effected by ACAS through a private placement under Rule 144.